Canagold Appoints Vice President Permitting and Compliance

Vancouver, B.C. -October 15, 2025 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) ("Canagold" or the "Company") is pleased to announce the appointment of Mr. Collen Middleton, as Vice President Permitting and Compliance.

"I am very pleased to welcome Collen to the Canagold team," said Catalin Kilofliski, CEO of Canagold. "He brings a strong track record in navigating complex regulatory processes and a deep commitment to responsible resource development. The addition of a second senior permitting officer to support Mr. Chris Pharness, Senior Vice President of Sustainability and Permitting, further strengthens our permitting expertise and overall team permitting capacity. We remain fully committed to advancing the New Polaris permitting process efficiently and through meaningful stakeholder engagement."

Collen Middleton is a Registered Professional Biologist with over 20 years of experience in environmental consulting and regulatory permitting across western Canada. His work spans metals and coal mining, major infrastructure, and energy projects. Specializing in pre-development permitting and consultation, he has supported both industry and Indigenous governments. With a background in soil and water science, reclamation, and wetlands, Collen has shared his expertise widely through conferences and served four years on the Board of the Alberta Society of Professional Biologists.

About Canagold

Canagold Resources Ltd. is an advanced development company dedicated to advancing the New Polaris Project through feasibility, permitting, and production stages. Additionally, Canagold aims to expand its asset base by acquiring advanced projects, positioning itself as a leading project developer. With a team of technical experts, the Company is poised to unlock substantial value for its shareholders.

"Catalin Kilofliski"

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Catalin Kilofliski, Chief Executive Officer

CANAGOLD RESOURCES LTD

Catalin@canagoldresources.com, 604-685-9700

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